

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 14, 2010

Mr. Clay Newton
Vice-President of Finance
FX Energy, Inc.
Street 3006 Highland Drive, Suite 206
Salt Lake City, UT 84106

> **Re:** **FX Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement**
> **Filed April 23, 2009**
> **Response Letter Dated January 12, 2010**
> **File No. 0-25386**

Dear Mr. Newton:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Engineering Comments

1. We have reviewed your response to prior comment two of our letter dated December 31, 2009 regarding undeveloped reserves in Poland where you state you have no proved reserves allocated to undrilled locations in Poland and your existing properties do not include future drilling necessary to recover existing proved reserves. Please clarify for us how this response comports with the information disclosed on page F-30 of your 2008 10-K report where you disclose

a total of 45 BCF of proved reserves in Poland, of which, only 7.9 BCF are proved developed reserves. Such disclosure appears to imply that 37.1 BCF of your proved reserves in Poland are proved undeveloped reserves. In this regard, please explain to us in sufficient detail how you intend to develop your proved undeveloped reserves in Poland, and tell us if these proved undeveloped reserves were identified in your 2008 reserve report.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director